SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM AND AEROMÉXICO ANNOUNCE CODE SHARE AGREEMENT

From April 23, customers traveling between Brazil and Mexico will have access to connection to domestic destinations operated by the companies

São Paulo, April 16th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) – We signed an agreement with Aeroméxico, Mexico’s largest transcontinental airline, so passengers traveling between Mexico and Brazil can benefit from the advantages both carriers offer in terms of schedules and connections, as of next April 23rd.

The agreement consists of operating code share flights so passengers traveling from Mexico City to Sao Paulo can enjoy the option of connecting to Rio de Janeiro, Salvador, Brasilia, Fortaleza, Belo Horizonte, Florianópolis, Curitiba, Recife and Porto Alegre, among 43 destinations TAM Airlines serves through its extensive domestic route network.

Meanwhile, passengers traveling from Sao Paulo under this agreement can enjoy the benefit of continuing their travels by connecting to destinations such as Acapulco, León, Ciudad Obregón, Cancún, Guadalajara, Monterrey, Poza Rica, Los Cabos and Veracruz in Mexico, or any other of the 40 cities Aeroméxico also serves through its Mexican network.

This agreement allows Aeromexico to further strengthen its presence in Brazil, one of the most important countries in Latin America in terms of business and the tourist and hospitality industry. Passengers traveling from Brazil will also enjoy the benefits offered through the hub Aeroméxico operates in Mexico City, and connections to the Mexican carrier’s extensive route network in the United States, Canada, Europe and Asia.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. It operates a fleet of Boeing 777, 767, and 737 jet airliners and next generation Embraer 145 and 190 models. The Group began a major two-year expansion plan in 2011 that includes the incorporation of 20 new aircraft and properties.

Grupo Aeroméxico operates its main hub out of Terminal 2 in the Mexico City International Airport, and offers 550 daily flights to different cities in Mexico, the United States, Canada, Central and South America, and Europe and Asia.

Aeroméxico is a founding member of SkyTeam, the global airline alliance partnering 15 airlines: Aeroflot, Aeroméxico, Air Europa, Air France, Alitalia, China Airlines, China Eastern, China Southern, CSA Czech Airlines, Delta Air Lines, KLM Royal Dutch Airlines, Kenya Airways, Korean Air, TAROM Romanian Air Transport, and Vietnam Airlines. SkyTeam offers all partner airline passengers a large global network of destinations and frequencies, and great connectivity. Passengers earn and redeem miles through the different airline partners’ loyalty programs and enjoy SkyTeam’s 465 airport lounges around the world. SkyTeam offers its 474 million annual passengers more than 14,000 daily flights to 921 destinations in 168 countries across the globe www.skyteam.com.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.